Exhibit 99.1

12 October 2021

PureTech Health plc

Block Listing Application

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech ” or “the Company”) announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for admission to (i) the Premium segment of the Official List and (ii) to trading on the London Stock Exchange for a block listing of 2,000,000 ordinary shares of 1 pence each (the “Ordinary Shares”).

The Ordinary Shares are being reserved under a block listing and will be issued from time to time solely pursuant to the PureTech Performance Share Plan and for no other purpose.

It is expected that admission of the Ordinary Shares will become effective on 14 October 2021. The Ordinary Shares will rank pari passu in all respects with the Company’s existing ordinary shares in issue.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to the expected admission of the block listing of ordinary shares. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release.

Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech Health

Allison Mead Talbot

+1 617 651 3156

amt@puretechhealth.com